Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.

jfeinourjr@stradley.com

215.564.8521

1933 Act Rule 485(a)

1933 Act File No. 033-11905

1940 Act File No. 811-05010

July 8, 2019

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:       Mutual Fund and Variable Insurance Trust (the “Registrant”)

File Nos. 033-11905 and 811-05010

Dear Sir or Madam:

On behalf of the Registrant, and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), please find transmitted herewith, for filing via the EDGAR system, Post-Effective Amendment Nos. 194/195 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed for the purposes of (1) responding to comments received from the Staff of the U.S. Securities and Exchange Commission (“SEC”) on Post-Effective Amendment Nos. 193/194 to the Registrant’s Registration Statement on Form N-1A (“PEA 193”), which was filed with the SEC on June 14, 2019 to register shares of the Rational Special Situations Income Fund, a new series of the Registrant (the “Fund”); and (2) reflecting certain other changes to the disclosure contained in PEA 193.

We have previously discussed with Ms. Elisabeth Bentzinger of the SEC the possible acceleration of the effectiveness of the Amendment, and will be requesting such acceleration pursuant to the requirements of Rule 461 under the 1933 Act.

The Amendment relates only to the Fund and does not affect the prospectuses and statements of additional information of the Registrant’s other series.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number.

Sincerely, /s/ J. Stephen Feinour, Jr. J. Stephen Feinour, Jr.